PE 11/14/2014 DC

14008569

Act: 1933
Section:
Rule: 144
Public
Availability: 11-17-2014

NO ACT
November 17, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Received SEC

NOV 17 2014

Washington, DC 20549

Re: Iron Mountain Incorporated
Incoming letter dated November 14, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- IMI REIT may take into account IMI's reporting history under the Exchange Act in determining its eligibility to use Form S-3. IMI's reporting history under the Exchange Act may also be used in determining whether IMI REIT "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if IMI REIT, as successor to IMI, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Registration Statements, provided that IMI REIT adopts the Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and IMI REIT will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- IMI's Exchange Act reporting history may be taken into account when determining IMI REIT's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- The Division will not recommend enforcement action to the Commission if: (1) IMI REIT does not register under the Securities Act its assumption of IMI's obligations under the IMI Debt Securities; and (2) IMI REIT does not qualify a supplemental indenture under the Trust Indenture Act in connection with its assumption of such obligations. In arriving at these positions, we have noted in particular your representation that IMI REIT intends to deliver to the trustee under each indenture governing the IMI Debt Securities an opinion of counsel that such indenture authorizes the trustee to enter into a supplemental indenture without the vote or consent of the holders of the IMI Debt Securities for the purposes of effecting the Reorganization and, in particular, changing the obligor from IMI to IMI REIT pursuant to the Reorganization.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Matt S. McNair
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Mail Stop 4561

William J. Curry
Sullivan & Worcester LLP
One Post Office Square
Boston, MA 02109

Re: Iron Mountain Incorporated

Dear Mr. Curry:

In regard to your letter of November 14, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

SULLIVAN & WORCESTER

Sullivan & Worcester LLP
One Post Office Square
Boston, MA 02109

T 617 338 2800
F 617 338 2880
www.sandw.com

Securities Act of 1933 –Forms S-3, S-4 and S-8 and Rules 144 and 414;
Securities Exchange Act of 1934 – Rule 12g-3;
Trust Indenture Act

November 14, 2014

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Iron Mountain Incorporated (Commission File No. 001-13045)

Ladies and Gentlemen:

Iron Mountain Incorporated, a Delaware corporation ("IMI"), intends to undertake a reorganization (the "Reorganization") in which IMI would merge with and into its new, wholly owned, direct subsidiary formed under Delaware law, Iron Mountain REIT, Inc. ("IMI REIT"), with IMI REIT as the surviving corporation (the "Surviving Corporation"). As used herein, references to the "Company" shall mean IMI prior to the Reorganization and IMI REIT after the Reorganization. As a result of the Reorganization, each holder of shares of the common stock of IMI, par value $0.01 per share ("IMI Common Stock"), would become a holder of an identical number of shares of common stock of IMI REIT, par value $0.01 per share ("IMI REIT Common Stock"). At the effective time of the Reorganization, IMI REIT will change its name to "Iron Mountain Incorporated" and will, in effect, replace IMI as the publicly held corporation.

The Company intends to elect to be taxed as a real estate investment trust (a "REIT") for U.S. federal income tax purposes under Sections 856-859 of the Internal Revenue Code of 1986, as amended (the "Code"), beginning with its taxable year ending December 31, 2014. The purpose and effect of the Reorganization will be to replace shares of IMI Common Stock that are not subject to any transfer or ownership restrictions with shares of IMI REIT Common Stock that will be subject to certain transfer and ownership restrictions (the "REIT Restrictions") to ensure generally that the Surviving Corporation maintains compliance with certain REIT requirements under the Code and, specifically, that no shareholder will own, directly and by attribution, more than 9.8% of the number or value of shares of any class or series of the Surviving Corporation's outstanding shares.

IMI REIT has filed a registration statement on Form S-4 (Registration No. 333-197819) covering the IMI REIT Common Stock to be issued in the Reorganization (as amended or modified, the "Reorganization Registration Statement") with the Securities and Exchange Commission (the "Commission"). The prospectus of IMI REIT included in the Reorganization Registration Statement will also constitute a proxy statement (the "Proxy Statement") of IMI with respect to the Reorganization pursuant to which proxies in favor of the Reorganization will be solicited by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission concur in certain opinions set forth below under Section III (beginning on page 10) that we have reached on the basis of prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the rules and forms promulgated under each. We also hereby request the Staff's confirmation that IMI REIT may rely on the Staff's concurrence to the same extent as the Company.

I. THE COMPANY

IMI stores records, primarily paper documents and data backup media, and provides information management services that help organizations around the world protect their information, lower storage rental costs, comply with regulations, enable corporate disaster recovery, and better use their information for business advantages, regardless of its format, location or lifecycle stage. IMI offers comprehensive records and information management services and data management services, along with the expertise and experience to address complex storage and information management challenges such as rising storage rental costs, and increased litigation, regulatory compliance and disaster recovery requirements.

IMI generates its revenues by renting storage space to a large and diverse customer base and by providing to its customers a broad range of related records and information management services. IMI provides storage to customers in 36 countries on five continents, storing over 500 million cubic feet of records in a portfolio of over 1,000 facilities containing more than 67 million square feet of real estate.

A. Capital Stock.

IMI's authorized capital stock consists of 400,000,000 shares of IMI Common Stock, of which 209,571,665.50 shares were issued and outstanding as of November 12, 2014, and 10,000,000 shares of preferred stock, par value $0.01 per share (the "IMI Preferred Stock"), none of which is outstanding as of November 12, 2014. In connection with that certain REIT Status Protection Rights Agreement, dated as of December 9, 2013, between IMI and Computershare Inc., as rights agent (the "Rights Agreement"), IMI previously designated 1,000,000 shares of the IMI Preferred Stock as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). The Rights Agreement provides for a dividend of one preferred stock purchase right (a "Right") for each share of IMI Common Stock outstanding on or after December 20, 2013. Each Right entitles the holder to purchase from IMI one one-thousandth of a share of Series A Preferred Stock for a purchase price of $114.00, subject to adjustment as provided in the Rights Agreement. IMI will terminate the Rights Agreement prior to effecting the Reorganization.

The IMI Common Stock is listed on the New York Stock Exchange and is registered pursuant to Section 12(b) of the Exchange Act pursuant to a registration statement on Form 8-A, as amended, filed with the Commission on May 25, 1997. As of November 12, 2014, there were approximately 450 holders of record of IMI Common Stock, and IMI estimates that there were more than 40,000 beneficial owners of IMI Common Stock as of November 12, 2014. The Rights also are registered pursuant to Section 12(b) of the Exchange Act pursuant to a registration statement on Form 8-A filed with the Commission on December 9, 2013. As noted above, IMI will terminate the Rights Agreement prior to effecting the Reorganization. IMI does not have any other securities registered under Section 12 of the Exchange Act.

IMI maintains and sponsors various stock-based compensation plans, including, without limitation: (1) the Iron Mountain Incorporated 2002 Stock Incentive Plan, as amended; (2) the Iron Mountain Incorporated 1995 Stock Incentive Plan, as amended; (3) the Iron Mountain Incorporated 1997 Stock Option Plan, as amended; (4) the Iron Mountain Incorporated 2013 Employee Stock Purchase Plan; (5) the LiveVault Corporation 2001 Stock Incentive Plan, as amended; (6) the Mimosa Systems, Inc. 2003 Stock Plan, as amended; and (7) the Mimosa Systems, Inc. 2009 Equity Incentive Plan, as amended (all of these plans are collectively referred to herein as the "Existing Stock-Based Benefit Plans" and, together with any additional stock-based compensation plans that may be adopted by IMI after the date hereof and prior to the effectiveness of the Reorganization, are referred to as the "Stock-Based Benefit Plans"). The securities to be offered under each of the Existing Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8 (Registration Nos. 333-89008, 333-118322, 333-120395, 333-155304, 333-95901, 333-43787, 333-192019, 333-130270 and 333-165261) (the "Effective Stock-Based Benefit Plan Registration Statements"), and securities to be offered under any additional stock-based compensation plans will be registered on immediately effective registration statements on Form S-8 (collectively, with the Effective Stock-Based Benefit Plan Registration Statements, the "Stock-Based Benefit Plan Registration Statements"). IMI also has an effective resale registration statement on Form S-3 (Registration No. 333-91577) (the "Effective Registration Statement") and an effective shelf registration statement on Form S-3 (Registration No. 333-189709) registering debt securities of IMI and Iron Mountain Canada Operations ULC ("Iron Mountain Canada Corporation"), shares of IMI Preferred Stock, fractional shares of IMI Preferred Stock in the form of depositary shares, shares of IMI Common Stock, warrants to purchase any of these securities of IMI, stock purchase contracts, guarantees by IMI of the debt securities of Iron Mountain Canada Corporation and guarantees by the subsidiary guarantors of IMI who are registrants under such registration statement of debt securities of IMI and Iron Mountain Canada Corporation (the "Shelf Registration Statement"). All of the foregoing registration statements are collectively referred to herein as the "Registration Statements."

B. <u>Debt Securities</u>.

As of September 30, 2014, IMI also had outstanding the following consolidated debt securities listed below, all of which were issued in offerings registered under the Securities Act (except as set forth in footnotes 1 and 3 below). Other than (1) any additional debt securities that may be issued by IMI after the date hereof and prior to the effectiveness of the Reorganization (collectively with the securities listed below, the "IMI Debt Securities"), and (2) indebtedness attributable to IMI's revolving credit facility, real estate mortgages, capital lease obligations or other various notes and other obligations that were assumed by IMI as a result of certain acquisitions, IMI does not have any other debt securities outstanding. (Amounts in table are carrying amounts and are in thousands of U.S. dollars):

6 $^3/_4$% Euro Senior Subordinated Notes due 2018[1]	$	321,528
7 $^3/_4$% U.S. Dollar Senior Subordinated Notes due 2019	$	400,000
8 $^3/_8$% U.S. Dollar Senior Subordinated Notes due 2021	$	411,615
6 $^1/_8$% CAD Senior Notes due 2021 (the "Senior Subsidiary CAD Notes") [2]	$	179,040
6% U.S. Dollar Senior Notes due 2023	$	600,000
5 $^3/_4$% U.S. Dollar Senior Subordinated Notes due 2024	$	1,000,000
6 $^1/_8$% GBP Senior Notes due 2022 (the "Senior Subsidiary GBP Notes") [3]	$	649,180

(1) These notes were issued in two separate offerings and are outstanding pursuant to two separate supplemental indentures to the 2002 Indenture (as defined in II.G below). One offering (for €30 million in principal amount of notes) was made pursuant to an exemption from registration under the Securities Act and the other offering (for €225 million in principal amount of notes) was registered under the Securities Act.

(2) Iron Mountain Canada Corporation is the direct obligor on the Senior Subsidiary CAD Notes, which are fully and unconditionally guaranteed, on a senior basis, by IMI and all of IMI's direct and indirect 100% owned U.S. subsidiaries (the "Guarantors"). These guarantees are joint and several obligations of IMI and the Guarantors.

(2) The Senior Subsidiary GBP Notes were issued in an offering made pursuant to exemptions from registration under the Securities Act. Iron Mountain Europe PLC is the direct obligor on the Senior Subsidiary GBP Notes, which are fully and unconditionally guaranteed, on a senior basis, by IMI and the Guarantors. These guarantees are joint and several obligations of IMI and the Guarantors.

The IMI Debt Securities are not registered pursuant to the Exchange Act or listed for trading on any securities exchange, except that Iron Mountain Europe PLC intends to list the Senior Subsidiary GBP Notes on the Global Exchange Market of the Irish Stock Exchange. IMI has reporting obligations under Section 15(d) of the Exchange Act with respect to the IMI Debt Securities, other than the €30 million in principal amount of the 6 3/4% Euro Senior Subordinated Notes due 2018 and the Senior Subsidiary GBP Notes (each of which, as noted above, were issued in transactions exempt from registration under the Securities Act), which obligations are currently suspended since the IMI Common Stock and the Rights are registered under Section 12 of the Exchange Act. Financial statements of Iron Mountain Canada Corporation and the subsidiaries of IMI which have guaranteed the IMI Debt Securities issued by IMI and Iron Mountain Canada Corporation are not required to be included in a registration statement relating to such securities pursuant to Rule 3.10 of Regulation S-X. The indentures under which the IMI Debt Securities were issued authorize the trustee under each such indenture to enter into a supplemental indenture without the vote or consent of holders of the IMI Debt Securities issued under such indenture, in their capacity as such, for purposes of effecting the Reorganization and, in particular, changing the obligor under such each such indenture from IMI to IMI REIT pursuant to the Reorganization.

II. THE REORGANIZATION

A. The Reorganization; Effect of Reorganization.

The Reorganization is to be effected pursuant to the following steps:

(i) On June 26, 2014, IMI formed IMI REIT as a new, wholly owned, direct subsidiary.

(ii) Following adoption of an agreement and plan of merger (the "Merger Agreement") by IMI's board of directors, IMI REIT's board of directors, the stockholders of IMI and the stockholder of IMI REIT, the Company will merge with and into IMI REIT pursuant to Section 251 of the Delaware General Corporation Law (the "DGCL"), with IMI REIT being the Surviving Corporation.

B. Conditions.

The Merger Agreement will provide that consummation of the Reorganization will be subject to the satisfaction or waiver (to the extent not prohibited by law) of the following conditions at or prior to the date on which the Reorganization becomes effective:

(i) the Merger Agreement shall have been duly adopted by the requisite vote of the stockholders of IMI, at a special meeting of IMI's stockholders (the "Special Meeting"), as required by the DGCL in order to make the REIT Restrictions binding on all stockholders of the Surviving Corporation, and the stockholder of IMI REIT;

(ii) IMI's board of directors shall have determined, in its sole discretion and taking into account any legislation or proposed legislation, that the Surviving Corporation's qualification and taxation as a REIT for federal income tax purposes is achievable and that the Reorganization remains in the best interests of IMI and its stockholders;

(iii) IMI shall have received from its tax counsel an opinion to the effect that the Reorganization qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and that each of IMI and IMI REIT is a party to a reorganization within the meaning of Section 368(b) of the Code;

(iv) the New York Stock Exchange shall have approved the listing of the Surviving Corporation's common stock to be issued or reserved for issuance in connection with the Reorganization, subject to official notice of issuance[1];

(v) the Registration Statement on Form S-4 to be filed with the Commission by IMI REIT in connection with the Reorganization shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order; and

(vi) IMI shall have terminated the Rights Agreement.

C. Conversion of Shares.

The Merger Agreement will provide that, automatically at the time the merger of IMI into IMI REIT becomes effective under the DGCL by the filing of a Certificate of Merger with the Delaware Secretary of State (the "Effective Time"):

(i) each share of IMI Common Stock outstanding will automatically be converted into one share of IMI REIT Common Stock (appraisal rights will not be available under the DGCL in connection with the Reorganization); and

(ii) each share of IMI REIT Common Stock held by IMI will, by virtue of the Reorganization and without any action of IMI, be canceled and no consideration will be delivered in respect thereof.

The IMI REIT Common Stock, as in effect immediately after the Reorganization, will be equivalent in all material respects to the IMI Common Stock, except that the IMI REIT Common Stock will be subject to the REIT Restrictions.

At the Effective Time, the Stock-Based Benefit Plans will be assumed by IMI REIT pursuant to resolutions adopted by each of IMI's board of directors, IMI REIT's board of directors and IMI REIT's stockholder and by the adoption of the Merger Agreement by the stockholders of IMI at the Special Meeting. Following such assumption of the Stock-Based Benefit Plans, IMI REIT Common Stock will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of IMI REIT Common Stock for IMI Common Stock.

D. Effect of Reorganization.

The Reorganization shall have the effects specified in the DGCL and the Merger Agreement. At the Effective Time, by virtue of the Reorganization and without any further action on the part of IMI, IMI REIT or the stockholders of such corporations, the following shall occur:

---

[1] In connection with the Reorganization, IMI REIT intends to file a Technical Original Listing Application with the New York Stock Exchange in respect of the IMI REIT Common Stock in accordance with Section 703.10 of the New York Stock Exchange Listed Company Manual.

(i) the separate existence of IMI will cease, IMI REIT will continue as the Surviving Corporation of the Reorganization and will possess all the rights, privileges, powers and franchises of a public or a private nature, and be subject to all the restrictions, disabilities and duties, of each of IMI REIT and IMI;

(ii) all and singular, the rights, privileges, powers and franchises of each of IMI REIT and IMI, and all property, real, personal and mixed, and all debts due to either IMI REIT or IMI on whatever account, as well for stock subscriptions as all other things in action or belonging to IMI REIT or IMI, will be vested in IMI REIT as the Surviving Corporation; and

(iii) all property, rights, privileges, powers and franchises, and all and every other interest will be thereafter as effectually the property of IMI REIT as the Surviving Corporation as they were of IMI REIT or IMI, and title to any real estate vested by deed or otherwise, under the laws of the State of Delaware, in any of IMI REIT or IMI, will not revert or be impaired by reason of the DGCL; but all rights of creditors and all liens upon any property of any of either IMI REIT or IMI will be preserved unimpaired, and all debts, liabilities and duties of IMI REIT and IMI, respectively, will thenceforth attach to IMI REIT as the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, all as provided under Section 259 of the DGCL.

Generally, for U.S. Federal income tax purposes, no gain or loss will be recognized by IMI, IMI REIT or stockholders of IMI who are U.S. persons upon the merger or the conversion of IMI Common Stock into IMI REIT Common Stock pursuant to the Reorganization.

E. Certificate of Incorporation and Bylaws.

The Merger Agreement specifies that the certificate of incorporation of IMI REIT (the "IMI REIT Charter") in effect immediately prior to the Reorganization will be the certificate of incorporation of the Surviving Corporation and that the bylaws of IMI REIT (the "IMI REIT Bylaws") in effect immediately prior to the Reorganization will be the bylaws of the Surviving Corporation. At the Effective Time, the Surviving Corporation's name will change to "Iron Mountain Incorporated."

The IMI REIT Charter is substantially similar in all material respects to the certificate of incorporation of IMI that will be in effect immediately before the Effective Time, except for the inclusion of the REIT Restrictions, which will be applicable to both IMI REIT Common Stock and shares of preferred stock, par value $0.01 per share, of IMI REIT (the "IMI REIT Preferred Stock").

The IMI REIT Bylaws are substantially similar in all material respects to the bylaws of IMI (the "IMI Bylaws") that will be in effect immediately before the Effective Time, except for the inclusion in the IMI REIT Bylaws of a provision that establishes Delaware as the exclusive forum for the adjudication of certain disputes involving Iron Mountain REIT, including, without limitation, any derivative action or proceeding brought on behalf of Iron Mountain REIT (the "Exclusive Forum Bylaw"). The stockholders of IMI will be separately and specifically asked in the Proxy Statement to consider and vote upon a proposal to ratify and approve the Exclusive Forum Bylaw at the Special Meeting. Although the proposal to ratify and approve the Exclusive Forum Bylaw is an advisory, non-binding vote, if the stockholders of IMI do not ratify and approve the Exclusive Forum Bylaw, then IMI REIT's board of directors intends to amend the IMI REIT Bylaws laws promptly after the effectiveness of the Reorganization to eliminate the Exclusive Forum Bylaw.

F. Capital Stock of IMI REIT.

The total number of shares of capital stock which IMI REIT is expected to have authority to issue is 410,000,000 shares of capital stock consisting of 10,000,000 shares of IMI REIT Preferred Stock and 400,000,000 shares of IMI REIT Common Stock.

As indicated above, the Reorganization will be conditioned on the IMI REIT Common Stock being approved for listing on the New York Stock Exchange, as is currently the case for the IMI Common Stock, and the termination of the Rights Agreement.

G. Supplemental Indentures.

In connection with the Reorganization, the Surviving Corporation will assume the obligations of IMI under the IMI Debt Securities pursuant to (1) a supplemental indenture to the Senior Subordinated Indenture dated as of December 30, 2002, as supplemented (the "2002 Indenture"), (2) a supplemental indenture to the Senior Subordinated Indenture dated as of September 23, 2011, as supplemented (the "2011 Indenture"), (3) a supplemental indenture to the Senior Indenture dated as of August 13, 2013, as supplemented (the "2013 Indenture"), (4) a supplemental indenture to the Senior Indenture dated as of August 13, 2013 (the "Canadian 2013 Indenture"), (5) a Senior Indenture, dated as of September 18, 2014 (the "2014 Indenture") and (6) any indenture, and any supplemental indenture to any such indenture, entered into by IMI with respect to any IMI Debt Securities that may be issued after the date hereof and prior to the effectiveness of the Reorganization (together with the 2002 Indenture, the 2011 Indenture, the 2013 Indenture, the Canadian 2013 Indenture and the 2014 Indenture, the "Indentures"), which, collectively, govern the IMI Debt Securities. The Surviving Corporation will provide a resolution of its board of directors and an officers' certificate and an opinion of its counsel that the Surviving Corporation has fulfilled all of the requirements specified in each Indenture to assume the obligations under such Indenture.

H. Directors and Executive Officers of the Surviving Corporation; Committees of the Surviving Corporation's Board.

It is contemplated that at the Effective Time the Surviving Corporation's board of directors (the "Surviving Corporation Board") will consist of the same individuals who constitute the board of directors of IMI (the "IMI Board") immediately before the Effective Time, with their respective terms as directors of the Surviving Corporation Board expiring when their respective terms as directors of IMI would have expired. The Surviving Corporation Board will establish the same committees as the IMI Board, and each committee of the Surviving Corporation Board will be composed of the same directors as the corresponding committee of the IMI Board. Each committee of the Surviving Corporation Board will have a charter that is substantially identical to the charter of the corresponding committee of the IMI Board prior to the Effective Time, except that certain committee charters may be amended to provide for additional responsibilities related to compliance with certain REIT requirements under the Code.

The individuals who are executive officers of IMI immediately before the Effective Time will be the only executive officers of the Surviving Corporation immediately following the Effective Time, holding corresponding offices. In particular, the chief executive officer of IMI will continue as the chief executive officer of the Surviving Corporation.

I. Business of IMI REIT.

IMI REIT conducts, and at all times prior to the Reorganization will conduct, no business, and it has, and at all times prior to the Reorganization will have, only nominal assets and capitalization and no liabilities. The Surviving Corporation will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization.

The assets and liabilities of the Surviving Corporation and its subsidiaries immediately following the Effective Time will be the same as the assets and liabilities of IMI and its subsidiaries immediately before the Effective Time.

It is contemplated that Deloitte & Touche LLP, IMI's independent registered public accounting firm, will serve as the independent registered public accounting firm of the Surviving Corporation and its subsidiaries after the Effective Time.

J. The REIT Restrictions.

To help assure that the Surviving Corporation will be able to comply with the ownership limitations applicable to a REIT under the Code, the IMI REIT Charter contains restrictions on stock ownership and stock transfers.

For the Surviving Corporation to qualify as a REIT under the Code, IMI REIT stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of IMI REIT stock may be owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

In addition to the ownership limits, the IMI REIT Charter prohibits any person from actually or constructively owning shares of IMI REIT stock to the extent that such ownership would cause any of our income that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such.

To satisfy these ownership requirements and other requirements for continued qualification as a REIT and to otherwise protect the Surviving Corporation from the consequences of a concentration of ownership among IMI REIT's stockholders, the IMI REIT Charter contains provisions restricting the ownership or transfer of shares of IMI REIT stock. All certificates, if any, representing shares of IMI REIT stock will bear legends describing or referring to these restrictions.

The REIT Restrictions are further summarized in Annex A hereto and will be effective for the Surviving Corporation from and after the Effective Time.

K. Structure of the REIT Conversion and the Reorganization.

The diagrams set forth on Annex B hereto summarize the corporate structure of IMI and IMI REIT before and after IMI's conversion to a REIT, including an internal reorganization where IMI organized its subsidiaries into either qualified REIT subsidiaries ("QRSs") or taxable REIT subsidiaries ("TRSs"), and the Reorganization. A QRS is a qualified REIT subsidiary within the meaning of Section 856(i) of the Code or a noncorporate entity that for U.S. federal income tax purposes is not treated as separate from its owner under regulations issued under Section 7701 of the Code. The assets, liabilities, income, deductions and credits of a QRS are treated as assets, liabilities, income, deductions and credits of the REIT rather than a separate taxable corporation. A TRS is a subsidiary of a REIT that pays corporate taxes on its taxable income, and to comply with certain REIT qualification requirements, the Company must hold certain of its assets and operations through TRSs. The internal reorganization, which is substantially complete, was done to allow the Company to qualify with various REIT qualification rules. The Company's QRSs principally consist of the Company's secure storage business, including in certain countries outside the U.S., and the Company's TRSs principally consist of the Company's information management services business and certain of the Company's international secure storage business. The Company was, and continues to be, a holding company and the assets and operations of the Company's QRSs and TRSs will continue to be presented in the Company's consolidated financial statements as is currently the case before the Reorganization.

III. REQUESTS

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following opinions, which are discussed more fully below, and that the Staff confirm that IMI REIT may rely on the Staff's concurrence in such opinions to the same extent as IMI:

A. Forms S-3, S-4 and S-8. IMI REIT may include the reporting history of IMI in determining whether IMI REIT meets the eligibility requirements for the use of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

B. Rule 414. After the Effective Time, IMI REIT will constitute a "successor issuer" of IMI for purposes of Rule 414 under the Securities Act ("Rule 414") and may file post-effective amendments to any Registration Statement and any other registration statement hereafter filed by IMI to permit the Surviving Corporation to continue offerings registered thereby as contemplated by Rule 414.

C. Rules 12g-3(a) and 12b-2. IMI REIT Common Stock will be deemed to be registered under the Exchange Act pursuant to Rule 12g-3(a) thereunder. Further, as a result of the Reorganization, IMI REIT will be deemed a "large accelerated filer" for purposes of Rule 12b-2 of the Exchange Act.

D. Rule 144(c)(1). IMI's prior reports may be taken into account in determining IMI REIT's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

E. Supplemental Indenture; Securities Act; and Trust Indenture Act. In connection with IMI REIT's assumption of the obligations of IMI under the IMI Debt Securities as a result of the Reorganization, the execution of a supplemental indenture will not involve an "offer", "offer to sell", "offer for sale" or "sale" within the meanings of such terms as used in Section 2(a)(3) of the Securities Act that would require registration thereof under the Securities Act or qualification of the supplemental indenture under the Trust Indenture Act.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Reorganization and involving in, certain cases, the imposition of transfer restrictions. See generally GulfMark Offshore, Inc. (available January 11, 2010), Tim Hortons Inc. (available September 9, 2009), Weatherford International Ltd. (available January 14, 2009), Willbros Group, Inc. (available February 27, 2009), Pediatrix Medical Group, Inc. (available December 22, 2008), Mentor Corporation (available September 26, 2008), Mercer International, Inc. (available December 12, 2005), Aether Systems, Inc. (available April 26, 2005), Russell Corporation (available March 18, 2004), Adolph Coors Company (available August 25, 2003), Presley Cos. (available October 8, 1999), PS Group, Inc. (available May 23, 1996) and Doskocil Cos. Inc. (available March 24, 1995).

IV. DISCUSSION

A. Forms S-3, S-4 and S-8.

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

Pursuant to the Reorganization, immediately after the Effective Time, IMI REIT's assets and liabilities will be the same as those of IMI immediately prior to the Effective Time. Although a holding company will not be formed in connection with the Reorganization because IMI will be merging into its direct (rather than indirect) subsidiary and the state of incorporation will not change, in our view, these differences are not material to the purpose of, or the policy underlying, General Instruction I.A.7. In every way, IMI REIT will be the successor to IMI. For example, (a) at the Effective Time, IMI will succeed to the assets, liabilities, businesses, management and operations of IMI immediately prior to the Effective Time, (b) IMI REIT will continue to be a Delaware corporation as IMI is, and (c) IMI REIT will continue to operate the same business, in the same manner, as IMI immediately prior to the Effective Time. To preclude IMI REIT from including the activities of IMI in determining the availability of Form S-3 would require the Company to file a registration statement on Form S-1, without providing stockholders with any meaningful additional disclosure or serving any useful purpose. We note that the Staff has concurred with the conclusion that General Instruction I.A.7. applied in similar contexts involving the merger of an issuer into its direct subsidiary where the state of incorporation did not change. See GulfMark Offshore, Inc., supra, Newmont Mining Corp. (available April 27, 2007), Lexmark Int'l Group, Inc. (available March 14, 2000) and Doskocil Cos. Inc., supra. Moreover, the fact that the primary purpose of the Reorganization is to effect the REIT Restrictions, in our view, does not override the application of General Instruction I.A.7. In similar contexts where the sole purpose of the transaction was to effect transfer restrictions, the Staff took the position that the surviving company was entitled to include the activities of its predecessor when determining its eligibility to use Form S-3 under General Instruction I.A.7. See GulfMark Offshore, Inc., supra, Aether Systems, Inc., supra, and Doskocil Cos. Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that after the completion of the Reorganization, IMI REIT will be entitled to take into account IMI's reporting history prior to the Reorganization in determining whether IMI REIT (1) is eligible to use Form S-3, (2) "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act and (3) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8.

B. Registration Statements and Rule 414.

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the following conditions are satisfied:

(i) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

(ii) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

(iii) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and

(iv) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

IMI currently has in effect the Effective Stock-Based Benefit Plan Registration Statements on Form S-8, the Effective Registration Statement on Form S-3 and the Shelf Registration Statement on Form S-3 (collectively, the "Registration Statements"). The Reorganization will satisfy the conditions enumerated in Rule 414 as follows: (1) immediately prior to the Effective Time, IMI REIT will have no assets or liabilities other than nominal assets or liabilities, (2) pursuant to the Reorganization, IMI REIT will acquire all of the assets and assume all of the liabilities of IMI, (3) the Reorganization will have been approved by the stockholders of IMI at the Special Meeting for which proxies will have been solicited pursuant to Section 14(a) of the Exchange Act and (4) IMI REIT will file amendments to the Registration Statements in the manner and to the effect contemplated by paragraph (d) of Rule 414 including registration of the IMI REIT Common Stock and the IMI REIT Preferred Stock.

The only condition of Rule 414 which will not technically be met with respect to the Reorganization is that the "form of organization" of IMI will not be changed, such as would be the case if the Reorganization resulted in a holding company structure or collapsed an existing holding company structure. Rather, as described above, immediately after the Effective Time, the Surviving Corporation will be owned directly by the same holders of the IMI Common Stock immediately prior to the Effective Time. In our view, and consistent with our analysis under Section IV.A. above, this structural difference is not material to the purpose of, or the policy underlying, Rule 414. All of the other enumerated conditions specified by Rule 414 will have been met, and, as noted above in Section IV.A., in every way IMI REIT will be the successor to IMI. In addition, the stockholders of IMI immediately prior to the Effective Time will, immediately after the Effective Time, be the stockholders of IMI REIT and will hold identical percentages of the outstanding IMI REIT Common Stock as they held in the outstanding IMI Common Stock immediately prior to the Effective Time. The Staff took a similar position with respect to Rule 414 in the context of similar transactions involving a merger of a company with its newly formed, direct subsidiary. See GulfMark Offshore, Inc., supra, and Doskocil Cos. Inc., supra. Moreover, even though the primary purpose of the Reorganization is to effect the REIT Restrictions, in our view this should still not override the application of Rule 414. In similar contexts in which the imposition of transfer restrictions was the sole purpose of the transaction, the Staff has permitted the application of Rule 414. See GulfMark Offshore, Inc., supra, Aether Systems, Inc., supra, and PS Group, Inc., supra.

Based upon the foregoing, we respectfully request that the Staff concur in our opinion that IMI REIT may be considered the "successor issuer" to IMI under Rule 414 and may adopt the Registration Statements under the Securities Act pursuant to Rule 414 by filing post-effective amendments to those registration statements.

C. Rules 12g-3(a) and 12b-2.

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the IMI REIT Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the IMI Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. None of these exceptions is applicable to IMI REIT or the Reorganization.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. The assets and liabilities of IMI REIT immediately after the Effective Time will be the same as those of IMI immediately prior to the Effective Time. Similarly, the stockholders of IMI immediately prior to the Effective Time will be the stockholders of IMI REIT immediately after the Effective Time. In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in a Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. IMI REIT intends to file such a Form 8-K promptly following the Effective Time. See, e.g., GulfMark Offshore, Inc., supra, Tim Hortons Inc., supra, Weatherford International Ltd., supra, Willbros Group, Inc., supra, Mentor Corporation, supra, Aether Systems, Inc., supra, Russell Corporation, supra, Adolph Coors Company, supra, and Doskocil Cos. Inc., supra. In addition, promptly following the Effective Time, Forms 25 will be filed to delist the IMI Common Stock and the Rights and, upon effectiveness of such Forms 25, Forms 15 will be filed with respect to the IMI Common Stock and the Rights.

IMI is currently a "large accelerated filer" as defined by Rule 12b-2 under the Exchange Act. Because IMI REIT will be the successor issuer to IMI, we believe IMI REIT should be deemed a large accelerated filer. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act. See, e.g., GulfMark Offshore, Inc., supra, Tim Hortons Inc., supra, Willbros Group, Inc., supra, and Aether Systems, Inc., supra.

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Reorganization, the IMI REIT Common Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that IMI REIT, as successor to IMI, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

D. Rule 144(c)(1).

We recognize that affiliates of IMI REIT who desire to sell IMI REIT Common Stock, absent registration under the Securities Act, must sell those shares pursuant to an applicable exemption under the Securities Act. Rule 144 under the Securities Act provides a "safe harbor" under the exemption provided by Section 4(a)(1) of the Securities Act for resales of securities if certain conditions are met. Rule 144(c) under the Securities Act requires, among other things, that, in order for sales of securities to be made in reliance on such safe harbor, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(l), this requirement will be deemed to be satisfied where an issuer has securities registered pursuant to Section 12 of the Exchange Act if it (1) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, (2) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports), other than Current Reports on Form 8-K, and (3) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that the issuer was required to submit and post such files).

The purpose of Rule 144(c)(l), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(l) would prevent affiliates of IMI REIT from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior activities of the Company may be taken into account for purposes of determining whether IMI REIT satisfies the Rule 144(c)(l) eligibility requirements. In this instance, the information to be furnished to the public concerning IMI REIT would be adequate and current. IMI has been a reporting company under the Exchange Act for many years. All reports required to be filed by IMI under the Exchange Act have been timely filed or will be timely filed prior to the Effective Time. Similarly, IMI REIT will be subject to the reporting requirements of Section 13 of the Exchange Act following the completion of the Reorganization. Immediately after the Effective Time, IMI REIT will have the same assets, liabilities, businesses, management and operations as IMI had immediately prior to the Effective Time. In addition, IMI REIT will continue to be a Delaware corporation as IMI is, and IMI REIT will continue to operate the same business, in the same manner, as IMI immediately prior to the Effective Time. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by IMI REIT. The Staff has taken similar positions in the context of comparable transactions. See, e.g., GulfMark Offshore, Inc., supra, Tim Hortons Inc., supra, Weatherford International, Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Mercer International Inc., supra, Aether Systems, Inc., supra, Russell Corporation, supra, Adolph Coors Company, supra, Doskocil Cos. Inc., supra, Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007) and Reliant Energy, Inc. (available December 21, 2001).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that IMI's reporting history under the Exchange Act prior to the completion of the Reorganization may be taken into account in determining whether IMI REIT has complied with the current public information requirements of Rule 144(c)(1).

E. Supplemental Indentures.

The Surviving Corporation will assume the obligations under the IMI Debt Securities as the successor issuer pursuant to a supplemental indenture entered into with the trustee under each Indenture. Together, the supplemental indentures will provide for the assumption by the Surviving Corporation of all of IMI's liabilities and obligations under the IMI Debt Securities, including the due and punctual payment of the principal of and interest on the IMI Debt Securities assumed and IMI's obligations as a guarantor of the Senior Subsidiary Notes.

The Surviving Corporation will deliver to the applicable trustee an officer's certificate and an opinion of counsel, both stating, among other things, that the Reorganization complies with such Indenture.

Section 2(a)(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value". Under Section 9.1 of each Indenture, no holder of the IMI Debt Securities, in their capacity as such, will have any right to vote upon, consent to or contest the Reorganization, the assumption of the obligations under the Indenture by IMI REIT, including as a guarantor of the Senior Subsidiary Notes, or the execution of the supplemental indenture, and IMI is not going to voluntarily seek any such vote or consent. As a result, such holders are not making a "new" investment decision with respect to a new security. Furthermore, holders of the IMI Debt Securities are not paying any consideration or giving up any rights or anything else of value in connection with the assumption. Accordingly, there is no "sale" within the meaning of Section 2(a)(3) of the Securities Act and, therefore, no requirement to register the offering, sale or delivery of such assumption. The Staff has taken similar positions in the context of comparable transactions. See GulfMark Offshore, Inc., supra, Weatherford International Ltd., supra, Mercer International Inc., supra, Reliant Energy, Inc., supra, El Paso Natural Gas Company (available May 21, 1998) and Halliburton Company (available December 11, 1996).

Accordingly, we respectfully request the Staff's concurrence in our opinion that IMI REIT's assumption of the obligations under the IMI Debt Securities and the execution of the supplemental indenture will not involve an "offer", "offer to sell", "offer for sale" or "sale" as those terms are defined in Section 2(a)(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that qualification of the supplemental indenture is not required under the Trust Indenture Act.

V. CONCLUSION

On behalf of IMI, we respectfully request the concurrence of the Staff in each of the opinions listed above under the heading "Requests". We also request that the Staff confirm that IMI REIT may rely on the Staff's concurrence in such opinions to the same extent as IMI. Because IMI will not request that the Reorganization Registration Statement be declared effective until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter. In accordance with footnote 68 of the Exchange Act Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (617) 338-2976 or wcurry@sandw.com.

Sincerely,

William J. Curry

Annex A

Summary of REIT Restrictions

The relevant sections of the IMI REIT Charter provide that, subject to the exceptions and the constructive ownership rules described below, no person (as defined in the IMI REIT Charter) may beneficially or constructively own more than 9.8% in value of the aggregate of IMI REIT's outstanding shares of stock, including IMI REIT's common stock and preferred stock, or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class or series of IMI REIT stock (such restrictions, the "ownership limits").

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of IMI REIT's outstanding stock or less than 9.8% in value or number of IMI REIT's outstanding shares of any class or series of stock (including through the acquisition of an interest in an entity that owns, actually or constructively, any class or series of IMI REIT stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% in value of IMI REIT's outstanding stock or 9.8% in value or number of IMI REIT's outstanding shares of any class or series of stock.

The IMI REIT Board may, in its sole discretion, exempt a person from the ownership limits and certain other REIT limits on ownership and transfer of IMI REIT stock described above and may establish a different limit on ownership for any such person. However, the IMI REIT Board may not exempt any person whose ownership of outstanding stock in violation of these limits would result in the Surviving Corporation failing to qualify as a REIT. In order to be considered by the IMI REIT Board for exemption or a different limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person's beneficial or constructive ownership of IMI REIT stock will not now or in the future jeopardize the Surviving Corporation's ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits and certain other REIT limits on ownership and transfer of IMI REIT stock described above) will result in the shares of IMI REIT stock being automatically transferred to a trust as described below. As a condition of any waiver, the IMI REIT Board may require an opinion of counsel or a ruling from the U.S. Internal Revenue Service (the "IRS") satisfactory to the IMI REIT Board with respect to the Surviving Corporation's qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the exemption or a different limit on ownership.

In connection with any waiver of the ownership limits or at any other time, the IMI REIT Board may from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons; provided that the new ownership limits may not, after giving effect to such increase and under certain assumptions stated in the IMI REIT Charter, result in the Surviving Corporation being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interests are held during the last half of a taxable year). Reduced ownership limits will not apply to any person whose percentage ownership of IMI REIT's total shares of stock or of the shares of a class or series of IMI REIT stock, as applicable, is in excess of such decreased ownership limits until such time as such person's percentage of total shares of stock or of the shares of a class or series of stock, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of IMI REIT's shares of stock or of the shares of a class or series of IMI REIT stock, as applicable, in excess of such percentage ownership of shares of stock or of a class or series of stock will be in violation of the ownership limits.

The IMI REIT Charter further prohibits:

- any person from transferring shares of IMI REIT stock if such transfer would result in shares of IMI REIT stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); and
- any person from beneficially or constructively owning shares of IMI REIT stock if such ownership would result in the Surviving Corporation failing to qualify as a REIT.

The foregoing provisions on transferability and ownership will not apply if the IMI REIT Board determines that it is no longer in the Surviving Corporation's best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of IMI REIT stock that will or may violate the ownership limits or any of the other foregoing restrictions on transferability and ownership will be required to give notice to the Surviving Corporation immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior to such transaction) and provide it with such other information as the Surviving Corporation may request in order to determine the effect, if any, of such transfer on the Surviving Corporation's qualification as a REIT.

Pursuant to the IMI REIT Charter, if there is any purported transfer of IMI REIT stock or other event or change of circumstances that, if effective or otherwise, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to IMI REIT stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event or change of circumstances that requires the transfer to the trust. The person that would have owned the shares of IMI REIT stock if they had not been transferred to the trust is referred to herein as the "purported transferee". Any ordinary dividend paid to the purported transferee, prior to the Surviving Corporation's discovery that the shares of IMI REIT stock had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. The IMI REIT Charter also provides for adjustments to the entitlement to receive extraordinary dividends and other distributions as between the purported transferee and the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in the IMI REIT Charter, then the transfer of the excess shares of IMI REIT stock will be automatically void and of no force or effect.

Shares of IMI REIT stock transferred to the trustee are deemed to be offered for sale to the Surviving Corporation or its designee at a price per share of IMI REIT stock equal to the lesser of (i) the price per share of IMI REIT stock in the transaction that resulted in such transfer to the trust or, if the purported transferee did not give value for the shares of IMI REIT stock in connection with the event causing such shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price at the time of such event and (ii) the market price on the date the Surviving Corporation accepts, or its designee accepts, such offer. The Surviving Corporation has the right to accept such offer until the trustee has sold the shares of IMI REIT stock held in the trust pursuant to the clauses discussed below. Upon a sale to the Surviving Corporation, the interest of the charitable beneficiary in the shares of IMI REIT stock sold terminates and the trustee must distribute the net proceeds of the sale to the purported transferee, except that the trustee may reduce the amount payable to the purported transferee by the amount of any ordinary dividends that the Surviving Corporation paid to the purported transferee prior to the Surviving Corporation's discovery that the shares of IMI REIT stock had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary, and any ordinary dividends held by the trustee with respect to such IMI REIT stock will be paid to the charitable beneficiary.

If the Surviving Corporation does not buy the shares of IMI REIT stock, the trustee must, as soon as reasonably practicable (and, if the shares of IMI REIT stock are listed on a national securities exchange, within 20 days) after receiving notice from the Surviving Corporation of the transfer of shares of IMI REIT stock to the trust, sell the shares of IMI REIT stock to a person or entity who could own such shares without violating the restrictions described above. Upon such a sale, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for such shares or, if the purported transferee did not give value for such shares in connection with the event causing such shares to be held in trust (*e.g.*, in the case of a gift, devise or other such transaction), the market price of such shares on the day of the event causing such shares to be held in the trust, and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for such shares. The trustee may reduce the amount payable to the purported transferee by the amount of any ordinary dividends that the Surviving Corporation paid to the purported transferee before the Surviving Corporation's discovery that such shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any ordinary dividends held by the trustee with respect to such stock. In addition, if prior to discovery by the Surviving Corporation that shares of IMI REIT stock have been transferred to a trust, such shares of stock are sold by a purported transferee, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the purported transferee received an amount for or in respect of such shares that exceeds the amount that such purported transferee was entitled to receive as described above, such excess amount shall be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

The trustee will be indemnified by the Surviving Corporation or from the proceeds of sales of stock in the trust for its costs and expenses reasonably incurred in connection with conducting its duties and satisfying its obligations under the IMI REIT Charter. The trustee will also be entitled to reasonable compensation for services provided as determined by agreement between the trustee and the IMI REIT Board, which compensation may be funded by the Surviving Corporation or the trust. If the Surviving Corporation pays any such indemnification or compensation, the Surviving Corporation is entitled on a first priority basis (subject to the trustee's indemnification and compensation rights) to be reimbursed from the trust. To the extent the trust funds any such indemnification and compensation, the amounts available for payment to a purported transferee (or the charitable beneficiary) would be reduced.

The trustee will be designated by the Surviving Corporation and must be unaffiliated with the Surviving Corporation and with any purported transferee. Prior to the sale of any shares of IMI REIT stock by the trust, the trustee will receive, in trust for the beneficiary, all distributions paid by the Surviving Corporation with respect to the shares, and may also exercise all voting rights with respect to the shares.

Subject to Delaware Corporate Law, effective as of the date that the shares of IMI REIT stock have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

- to rescind as void any vote cast by a purported transferee prior to the Surviving Corporation's discovery that the shares of IMI REIT stock have been transferred to the trust; and

- to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust.

However, the Surviving Corporation has already taken corporate action, then the trustee may not rescind and recast the vote.

In addition, if the IMI REIT Board determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of IMI REIT stock set forth in the IMI REIT Charter, the IMI REIT Board may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing the Surviving Corporation to repurchase shares of IMI REIT stock, refusing to give effect to the transfer on the Surviving Corporation's books or instituting proceedings to enjoin the transfer.

From time to time, at the request of the Surviving Corporation, every owner of 5% or more (or such lower percentage as required by the Code or the Treasury regulations thereunder) of the outstanding shares of any class or series of IMI REIT stock, must provide the Surviving Corporation written notice of the person's name and address, the number of shares of each class and series of IMI REIT stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide the Surviving Corporation with such additional information as we may request in order to determine the effect, if any, of such owner's beneficial ownership on the Surviving Corporation's qualification as a REIT and to ensure compliance with the ownership limits. In addition, each beneficial owner or constructive owner of IMI REIT stock, and any person (including the stockholder of record) who is holding shares of IMI REIT stock for a beneficial owner or constructive owner will, upon demand, be required to provide the Surviving Corporation with such information as the Surviving Corporation may request in good faith in order to determine the Surviving Corporation's qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Annex B

Structure of the REIT Conversion and the Reorganization


Before REIT Reorganization Transactions
Iron Mountain Incorporated Stockholders
Iron Mountain Incorporated
Other Subsidiaries
REIT Reorganization Transactions and Merger
Iron Mountain Incorporated Stockholders
1
Iron Mountain Incorporated
3
2
Other Subsidiaries
Iron Mountain REIT*
* Recently formed for the purpose of effecting the Merger.
After REIT Reorganization Transactions
Iron Mountain REIT Stockholders*
Iron Mountain REIT**
Taxable REIT Subsidiaries
(principally consisting of our information management services and certain of our international operations)
Qualified REIT Subsidiaries
(principally consisting of our secure storage facilities, including in certain countries outside the U.S.)
* Former Iron Mountain Incorporated stockholders.
** To be renamed "Iron Mountain Incorporated."

Transaction Steps:

1. IMI has caused assets to be moved to, or retained assets in, one or more wholly owned subsidiaries which became TRSs or QRSs effective January 1, 2014.

2. IMI will merge with and into IMI REIT, with IMI REIT as the surviving corporation.

3. Holders of IMI Common Stock will receive a number of shares of IMI REIT Common Stock equal to, and in exchange for, the number of shares of IMI Common Stock they own.